LEADINGBRANDS™

Q1 2008

Leading Brands, Inc.

First Quarter Report

Period Ended May 31, 2008

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“Gross profit margin (before discounts and slotting fees)
for the quarter increased to a record 42.0% from 35.5% last
quarter and up from 33.7% the previous fiscal year.”

To our Shareholders:

Gross revenue for the quarter was $9,315,000, versus $10,558,000 in the Q1 of last year. The reduction in revenues was largely attributable to the loss of Hansen energy drink distribution rights and reduction of co-pack revenue associated with the consolidation of the company’s two bottling plants into its Edmonton facility, both of which events occurred in the middle of Q1 last year. This will be the last quarter of comparative revenue reductions due to those factors.

Sales of the Company’s proprietary branded beverages rose 32.9% over last quarter, despite an incredibly cold and wet Spring across most of Canada and the Northern US, which conditions directly impact overall beverage consumption. Gross profit margin (before discounts and slotting fees) for the quarter increased to a record 42.0% from 35.5% last quarter and up from 33.7% the previous fiscal year.

Net loss for the quarter, before other income - which in Q1 last year included $1,227,000 from the Hansen’s buyout - improved to $571,000, or $0.03 per share, from $1,412,000, or $0.09 per share, in Q1 last year. Net loss after other income this quarter was $556,000 or $0.03 per share, versus $185,000, or $0.01 per share in Q1 last year.

Discounts, rebates and slotting fees rose slightly to $1,159,000 from $1,020,000 in the same period last year. Non-cash stock based compensation expense for the period was $69,000, a drop from $82,000 in Q1 of the prior year. SG&A expenses were $3,039,000, down more than 9% from $3,344,000 in the same period of fiscal 2007.

At the beginning of this fiscal year we internally established a goal to reduce our breakeven from approximately $4,000,000 in gross sales per month to around $3,000,000. Our efforts were focused on achieving that through a combination of increased percentage gross margin, savings in operating costs and reductions in SG&A expenses. By the latter part of Q1 we were close to our goal.

Not only will these changes drive greater profitability at higher sales levels they will also make our business much more manageable in the slower Winter season. We anticipate our gross margin before discounts and slotting fees will hover around the 40% level for the next quarter or two, before additional margin enhancement initiatives work their way fully through our system.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc - Q1 REPORT	1

Management’s Discussion & Analysis

For the three months ended May 31, 2008

June 25, 2008

The following information should be read in conjunction with the Company’s February 29, 2008 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribu- tion of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company. Its principal product lines include blueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is in a period of transition from the distribution of third party brands to a focus on the development, sales and marketing of its own healthy beverage brands. During this transition, the Company is reducing its plant, administrative and certain selling expenses to be in line with its current business level.

Overall Performance

The major developments during the three months ended May 31, 2008 included:

  The Company’s distribution business continued its tran- sition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages resulting in the company’s branded beverage sales up 12.8%;
  The Company improved its margin percentage from
  24.7% in the quarter ended May 31, 2007 to 33.8% in the quarter ended May 31, 2008;
  The Company reduced its sales, general and administra- tion costs; and
  The Company launched its new line of Die-Hard™ Sports
  Energy Drinks.

For the three months ended May 31, 2008, the Company reported gross sales of $9.3 million and a net loss of $0.6 million as compared to gross sales of $10.6 million and a net loss of $0.2 million in the corresponding quarter of the prior year. The decrease in profitability in 2008 as compared to the corresponding period in 2007 was primarily the result of the company recording, in the first quarter ended May 31, 2007, other income related to the termination of the Hansen’s contract in the amount of $1.227 million.

RISKS

The risks and uncertainties that may affect the Company have not changed since February 29, 2008 and are available in the February 29, 2008 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in note 10 and note 11 of the quarterly financial statements.

Results of Operations

SALES
Quarter ended May 31, 2008

	Quarter ended	Quarter ended
Sales	May 31, 2008	May 31, 2007	Change
Bottling plants	$3,803,661	$2,621,907	$1,181,754
Distribution and other	$5,510,971	$7,935,902	($ 2,424,931)
Total gross sales	$9,314,632	$10,557,809	($ 1,243,177)
Discounts, rebates and slotting fees	($ 1,159,473)	($ 1,020,098)	($ 139,375)
Net sales	$8,155,159	$9,537,711	($ 1,382,552)

Gross sales for the quarter ended May 31, 2008 were $9,314,632 compared to $10,557,809 for the first quarter of the previous year, representing a decrease of 11.8% . The decrease in gross sales for the three months ended May 31, 2008 was the net result of the following:

•	decreases of $2.845 million relating to:
	•	lower sales due to the termination of the Hansen’s contract effective in April 2007 in the amount of $2.176 million;

2	Q1 REPORT - Leading Brands, Inc

	•	lower sales of other licensed brands mostly due to the termination of the Fiji contract effective February 2008 in the amount of $0.523 million;
	•	lower sales of food products in the amount of $0.146 million; offset by
•	increases of $1.602 million including
	•	a $0.420 million increase in sales of the Company’s owned branded beverage products; and
	•	a $1.182 million net increase in revenues from bot- tling operations.

Discounts, rebates and slotting fees for the three months ended May 31, 2008 increased $0.139 million, mostly as a result of increased promotions of the Company’s beverage brands in the amount of $0.244 million offset by lower discounts for beverage products licensed to the Company in the amount of $0.105 million.

COST OF SALES AND MARGIN

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2008	May 31, 2007	Change
Bottling plants	$1,654,986	$1,510,508	$144,478
Distribution and other	$3,743,397	$5,668,868	($ 1,925,471)
Total	$5,398,383	$7,179,376	($ 1,780,993)

Cost of sales for the quarter ended May 31, 2008 was $5,398,383 compared to $7,179,376 for the first quarter of the previous year, representing a decrease of 24.8% . The decrease was the net result of the following:

•	a decrease of $2.09 million relating to:
	•	lower cost of sales due to the termination of the Hansen’s contract effective in April 2007 in the amount of $1.645 million;
	•	lower cost of sales of other licensed brands mostly due to the termination of the Fiji contract effective February 2008 in the amount of $0.339 million;
	•	lower cost of sales of food products in the amount of $0.106 million; offset by
•	increases of $0.309 million including:
	•	a $0.165 million increase in cost of sales of the Company’s owned branded beverage products; and
	•	a $0.144 million net increase in cost of sales from bottling operations.

	Quarter ended	Quarter ended
Margin	May 31, 2008	May 31, 2007	Change
Bottling plants	$2,002,655	$970,955	$1,031,700
Distribution and other	$754,121	$1,387,380	($ 633,259)
Total	$2,756,776	$2,358,335	$398,441
Margin Percentage	33.8%	24.7%	9.1%

Margin for the quarter ended May 31, 2008 was $2,756,776 compared to $2,358,335 for the first quarter of the previous year, representing an increase in margin percentage of 9.1% . The increase was the net result of the following:

•	A decrease of $0.671 million relating to:
	•	Lower margin due to the termination of the Hansen’s contract effective in April 2007 in the amount of $0.407 million;
	•	lower margin from other licensed brands mostly due to the termination of the Fiji contract effective February 2008 in the amount of $0.203 million;
	•	lower margin from sales of food products in the amount of $0.061 million; offset by
•	Increases of $1.069 million including:
	•	A $0.037 million increase in margin from the sales of the Company’s owned branded beverage products; and
	•	A $1.032 million net increase in margin from bot- tling operations resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant.

On a percentage basis, margin for the quarter increased by 9.1% largely as a result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant, partially offset by higher freight costs and discounts, rebates and slotting fees as a percentage of sales.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended May 31, 2008 were $3,039,300 compared to $3,343,664 for the first quarter of the previous year representing a decrease of 9.1% . The decrease of $0.304 million is the net effect of:

  an increase in selling and marketing expenses of $0.059 million; and

  an increase in warehousing costs of $0.104 million; offset by lower costs in the quarter ended May 31, 2008 as com- pared to the same quarter of the prior year due to plant relocation costs in the amount of $0.298 million in the quarter ended May 31, 2007 that were non-recurring;

  lower plant costs of $0.083 million; and

  lower administration costs of $0.086 million.

OTHER EXPENSES AND INCOME:

For the three months ended May 31, 2008, amortization of property, plant and equipment increased as compared to the same quarter in the prior year largely due to additions of equipment in the bottling plant to improve plant efficiencies.

Leading Brands, Inc - Q1 REPORT	3

Interest on long-term debt increased from $79,688 to $90,950 mostly due to capital leases for the bottling plant equipment mentioned above. Interest on current debt decreased from $55,594 to $38,338 mostly due to lower average borrowing levels on the Company’s operating line of credit.

For the quarter ended May 31, 2008, the Company recorded other income of $14,767 from interest on term deposit balances.

For the quarter ended May 31, 2007, the Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract.

For the quarter ended May 31, 2008, the Company recorded a non-cash income tax recovery of $37,595 corresponding to operating losses in the Canadian operating entities, as compared to an expense of $132,248 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	May 31		February 29/28		November 30		August 31
	2008	2007	2008	2007	2007	2006	2007	2006
Net sales / operating revenue	$8,155,159	$9,537,711	$6,908,685	$8,725,111	$7,447,774	$10,402,524	$7,227,505	$14,523,792
Net income (loss)	($ 555,911)	($ 185,081)	($ 2,128,269)	($ 3,555,670)	($ 1,642,819)	($ 583,770)	($ 1,458,592)	$319,913
Net income (loss) per share	($ 0.03)	($ 0.01)	($ 0.11)	($ 0.23)	($ 0.08)	($ 0.04)	($ 0.08)	$0.02
Net income (loss) per share, diluted	($ 0.03)	($ 0.01)	($ 0.11)	($ 0.23)	($ 0.08)	($ 0.04)	($ 0.08)	$0.02

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Cash Flows

	Three months	Three months
Cash provided by	ended	ended
(used in):	May 31, 2008	May 31, 2007	Change
Operating activities	($ 1,470,827)	($ 579,775)	($ 891,052)
Investing activities	($ 276,011)	($ 305,935)	$29,924
Financing activities	$860,460	$885,710	($ 25,250)

The increase in cash used in operating activities for the three months ended May 31, 2008 was primarily a result of the increased loss for the period combined with the use of cash for the changes in non-cash working capital items disclosed in note 8 of the quarterly financial statements. The source of cash from the decrease in accounts receivable is due to faster collection of certain customer accounts, use of cash for higher inventory levels in anticipation of higher seasonal sales in the summer, and use of cash for the increase in prepaid expenses and deposits due to new slotting fees for a few major grocery chains, higher prepaid insurance premiums due to the recent annual general insurance renewal, and increased other prepaid expenses for property and business taxes paid for the 2008 calendar year as disclosed in note 2 of the quarterly financial statements.

The use of cash for investing activities was primarily for the purchase of equipment for the bottling plant in the amount of $236,929 with the remaining amount spent on office equipment, computers and software.

The increased source of cash from bank indebtedness is mostly due to funding the operating loss for the quarter and the increase in inventory levels in anticipation of higher seasonal sales in the summer as well as reducing the accounts payable to suppliers. The increase in use of cash for repayment of long-term debt is mostly due to the new capital leases used to finance the purchase of equipment for the bottling plant in the last fiscal year.

Liquidity and Capital Resources

As at May 31, 2008, the Company had working capital of $2,154,000 and an unused portion of the revolving bank line of credit of $1,276,000 (the revolving line of credit has a limit of $5,539,000 (Cdn$5,500,000) subject to the availability of eligible collateral and at May 31, 2008, the actual limit based on eligible collateral was $4,472,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at May 31, 2008.

4	Q1 REPORT - Leading Brands, Inc

Considering the positive working capital position, including the cash on hand at May 31, 2008, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

On March 1, 2008, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants relating to inventories and disclosures of capital structure and financial instruments more fully described in note 1 to the financial statements.

Disclosure of Outstanding Share Data

At June 25, 2008, the Company had 19,958,124 issued and outstanding common shares, 1,585,999 issued and outstanding stock options, of which 1,027,015 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Leading Brands, Inc - Q1 REPORT	5

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	May 31	February 29
(EXPRESSED IN UNITED STATES DOLLARS)	2008	2008

ASSETS
Cash and cash equivalents	$2,015,767	$2,932,557
Accounts receivable	2,121,045	2,366,640
Inventory (Note 2)	5,150,279	4,661,553
Prepaid expenses and deposits (Note 3)	764,215	406,684
	10,051,306	10,367,434

Property, plant and equipment	9,863,712	9,868,061
Trademarks and rights	109,728	110,687
Goodwill (Note 4)	3,377,183	3,406,687
Future income taxes (Note 5)	4,581,498	4,583,126
Total Assets	$27,983,427	$28,335,995

LIABILITIES
Bank indebtedness	$3,195,506	$2,117,751
Accounts payable and accrued liabilities	3,442,661	3,969,176
Current portion of long-term debt (Note 6)	1,259,146	1,271,072
	7,897,313	7,357,999
Long-term debt (Note 6)	4,758,322	5,025,821
	$12,655,635	$12,383,820

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	32,680,978	32,680,978
Contributed surplus	6,358,571	6,289,432
Accumulated other comprehensive income -	4,823,785	4,961,396
currency translation adjustment
Deficit	(28,535,542)	(27,979,631)
	15,327,792	15,952,175
Total Liabilities and Shareholders’ Equity	$27,983,427	$28,335,995

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

6	Q1 REPORT - Leading Brands, Inc

Leading Brands, Inc.

Consolidated Statement of Loss and
Comprehensive Income (Loss)

(UNAUDITED)	Three months ended	Three months ended
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2008	May 31, 2007

Gross Sales	$9,314,632	$10,557,809
Less: Discounts, rebates and slotting fees	(1,159,473)	(1,020,098)

Net Sales	8,155,159	9,537,711

Cost of sales	5,398,383	7,179,376
Selling, general & administration expenses	3,039,300	3,343,664
Amortization of property, plant and equipment	184,003	154,670
Amortization of deferred costs and other	-	2,801
Interest on long-term debt	90,950	79,688
Interest on current debt	38,338	55,594
Loss on sale of assets	12,458	1,257
Interest income	(14,767)	-
Gain on contract settlement (Note 8)	-	(1,226,506)
	8,748,665	9,590,544

Net loss before taxes	(593,506)	(52,833)

Income tax recovery (expense)	37,595	(132,248)
Net loss	(555,911)	(185,081)

Foreign exchange translation adjustment	(137,610)	1,094,892
Comprehensive income (loss)	($ 693,521)	$909,811

Loss per share - basic and diluted	($0.03)	($0.01)

Weighted average number of shares outstanding -	19,958,124	16,421,241
basic and diluted

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q1 REPORT	7

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ended	Three months ended
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2008	May 31, 2007

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss	($ 555,911)	($ 185,081)
Items not involving cash
Depreciation and amortization	184,003	157,471
Loss on sale of assets	12,458	1,257
Changes in non-cash operating working	(1,142,921)	(767,263)
capital items (Note 9)
Future income taxes	(37,595)	132,248
Stock based compensation expense	69,139	81,593
	(1,470,827)	(579,775)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(276,603)	(470,498)
Proceeds on sale of property, plant and equipment	592	164,563
	(276,011)	(305,935)
FINANCING ACTIVITIES
Increase in bank indebtedness	1,082,577	587,729
Issuance of common shares, net of issuance costs	-	163,549
Proceeds from issuance of long-term debt	72,089	293,686
Repayment of long-term debt	(294,206)	(159,254)
	860,460	885,710

Decrease in cash and cash equivalents	(886,378)	-
Effect of exchange rates on cash	(30,412)	-

Cash and cash equivalents, beginning of period	2,932,557	-
Cash and cash equivalents, end of period	$2,015,767	$-

Interest paid	$132,741	$131,106
Interest received	($ 15,149)	$-

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8	Q1 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended May 31, 2008
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements. Results of operations for interim periods are not necessarily indicative of annual results.

Interim Financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Adoption of new accounting standards

a)	Inventories

Effective March 1, 2008, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3031 “Inventories” without restatement of the results of operations of prior periods. The adoption of Section 3031 had no impact on the financial statements.

b)

Capital disclosures and financial instruments – disclosures and presentation Effective March 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”; Section 3862 “Financial Instruments – Disclosures”; and Section 3863 “Financial Instruments – Presentation”.

i)

Section 1535 establishes guidelines for the dis- closure of information on the Company’s capital and how it is managed. This enhanced disclosure enables users to evaluate the Company’s objec- tives, policies and processes for managing capital. Capital disclosures are provided in Note 10 of these financial statements.

ii)

Section 3862 and 3863 replaced the existing Section 3861 “Financial Instruments – Disclosure and Presentation.” Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how the Company manages those risks. Section 3863 carries forward the exist- ing presentation requirements and provides addi- tional guidance for the classification of financial instruments. Financial risk management disclosures are provided in Note 11 of these financial state- ments.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with original maturities of less than three months.

2. INVENTORY

	May 31, 2008	February 29, 2008
Finished goods	$3,060,147	$2,343,997
Raw Materials	2,090,132	2,317,556
	$5,150,279	$4,661,553

3. PREPAID EXPENSES AND DEPOSITS

	May 31, 2008	February 29, 2008
Slotting fees	$400,216	$195,737
Insurance premiums	140,441	73,597
Rental deposits and other	223,558	137,350
Total prepaid expenses and deposits	$764,215	$406,684

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 29, 2008 is due to currency translation adjustments.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the

Leading Brands, Inc - Q1 REPORT	9

more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at May 31, 2008, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. SHARE CAPITAL

Common share capital
Outstanding at February 29 and May 31, 2008		19,958,124

	Issued and	Weighted
Stock options granted and cancelled	outstanding	average
since February 29, 2008	options	exercise price
Outstanding at February 29, 2008	1,510,999	$1.34
Issued	120,000	$1.24
Cancelled	(45,000)	$1.55
Outstanding at May 31, 2008	1,585,999	$1.33

At May 31, 2008 there were 1,027,015 vested options outstanding at an average exercise price of $1.12 .

	Issued and	exercise price
	outstanding
Common share purchase warrants	warrants

Outstanding at February 29 and May 31, 2008	1,817,001	$3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 in the event that the Company issues new shares at a price lower than the exercise price.

8. GAIN ON CONTRACT SETTLEMENT

In the three month period ended May 31, 2007, the Company recorded other income of $1,226,506 resulting from the termination of a distribution agreement with Hansen Natural Corporation regarding the distribution of certain beverages in Canada.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months
	ended	ended
	May 31, 2008	May 31, 2007

Accounts receivable	$222,322	$406,859

Inventory	(522,573)	549,467

Prepaid expenses and deposits	(356,600)	193,295

Accounts payable and	(486,070)	(1,916,884)
accrued liabilities

Changes in non-cash operating	($ 1,142,921)	($ 767,263)
working capital items

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash and temporary investments, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company uses its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds material capital expenditures through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $5,538,771 subject to the availability of eligible collateral. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at May 31, 2008.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of May 31, 2008.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of

10	Q1 REPORT - Leading Brands, Inc

the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company’s cash equivalents and short-term investments are held in government treasury bills.

As at May 31, 2008, the Company is exposed to credit risk through the following assets:

	May 31, 2008	February 29, 2008
Trade receivables	$2,066,300	$2,387,823
Other receivables	142,874	192,881
Allowance for doubtful accounts	(88,129)	(214,064)
	$2,121,045	$2,366,640

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the quarter ended May 31, 2008, the Company’s ten largest customers comprised approximately 73% of sales compared with 64% in the last fiscal year ended February 29, 2008 and no one customer comprised more than 44% of sales compared with 33% in the last fiscal year ended February 29, 2008. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at May 31, 2008, 88.3% are not due and 11.7% are between 30 and 60 days overdue but are not impaired.

The Company’s other receivables include amounts receivable for outstanding insurance claims and amounts due from the landlord for leasehold improvements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk –The Company concludes sales in U.S. dol- lars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At May 31, 2008, the Company’s accounts receiv- able balances included $646,000 denominated in U. S. dollars ($670,000 as at February 29, 2008), the Company’s accounts payable and accrued liabilities balance included $416,000 denominated in U.S. dollars ($659,000 as at February 29, 2008) and the Company’s bank indebtedness balance included $160,000 denomi- nated in U.S. dollars ($378,000 as at February 29, 2008).

As at May 31, 2008, all other factors being equal, a 0.05 U. S. dollar rise per Canadian dollar would not have a material impact on net earnings.

b)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s oper- ating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebted- ness is used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at May 31, 2008 the Company has long term debt with its primary lender and bank indebted- ness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has cer- tain long-term capital leases at fixed rates.

As at May 31, 2008, the Company had short and long- term debt with variable interest rates in the amount of $6,686,000. A 1.0% increase in the interest rate on average borrowing levels for the period from March 1, 2008 to May 31, 2008 would have an unfavorable impact of $15,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

13. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q1 REPORT	11

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations

Jody Christopherson	Dave Read
VP	Executive Vice-President

Michel Houle	Craig Thibodeau
VP of Sales, Quebec	Sr. VP of Sales, Eastern North America

Donna Louis, CGA	Pat Wilson
Chief Financial Officer	Exec. VP of Sales, and
President – Leading Brands USA, Inc
Ralph D. McRae
Chairman, President and Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

12	Q1 REPORT - Leading Brands, Inc